[Reference Translation]

July 20, 2012

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person:
Tetsuya Otake, General Manager, Accounting Division (Telephone Number: 0565-28-2121)

Media Reports about Toyota’s Consignment Production

Toyota Motor Corporation (“Toyota”) hereby announces that the certain media reports released today, about Toyota’s consignment production, are not based on any official announcements made by Toyota.